Exhibit 4.5

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following description of the securities of Merrimack Pharmaceuticals, Inc. (“us,” “our,” “we” or the “Company”) registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is intended as a summary only and therefore is not a complete description. This description is based upon, and is qualified by reference to, our certificate of incorporation, our bylaws and applicable provisions of the Delaware General Corporation Law (the “DGCL”). You should read our certificate of incorporation and bylaws, which are incorporated by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit is a part, for the provisions that are important to you.

Authorized Capital Stock

Our authorized capital stock consists of 30,000,000 shares of common stock and 10,000,000 shares of preferred stock, of which 30,000 shares are designated as series Z junior participating preferred stock. Our common stock is registered under Section 12(b) of the Exchange Act, and we have preferred stock purchase rights registered under Section 12(g) of the Exchange Act.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. In general, except (1) for the election of directors, (2) as described below under “—Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have Anti-Takeover Effects—Super-Majority Voting,” (3) in the future to the extent that we have two or more classes or series of stock outstanding with separate voting rights and (4) as otherwise required by law, any matter to be voted on by our stockholders at any meeting is decided by the vote of the holders of a majority in voting power of the votes cast by the holders of shares of our stock present or represented at the meeting and voting affirmatively or negatively on such matter.

Dividends. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation and Dissolution. In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock.

Other Rights. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.

Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Global Market. We may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on our capital stock. The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in our company by means of a merger, tender offer, proxy contest or otherwise. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have Anti-Takeover Effects

Delaware Law. We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner, or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our certificate of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Removal of Directors by Stockholders. Our bylaws provide that members of our board of directors may be removed, with or without cause, by a majority in voting power of the shares of capital stock of our company issued and outstanding and entitled to vote in any annual election of directors, subject to any rights of any series of preferred stock.

Preferred Stock Purchase Rights

Pursuant to a Section 382 Rights Agreement (the “Rights Agreement”), dated December 3, 2019, between us and Computershare Trust Company, N.A., as Rights Agent, the Company issued a dividend of one preferred share purchase right (a “Right”) for each share of common stock, payable on December 13, 2019 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series Z Junior Preferred Stock (the “Preferred Shares”) of the Company, at a price of $18.00 per one one-thousandth of a Preferred Share represented by a Right (the “Purchase Price”), subject to adjustment.

This description of the Rights is based upon, and qualified by reference to, the Rights Agreement. You should read the Rights Agreement which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, for the provisions that are important to you. The Certificate of Designation of Series Z Junior Preferred Participating Stock is also incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. Capitalized terms used but not defined in this section are defined in the Rights Agreement.

The Rights

The Rights are not exercisable until the Distribution Date. The Distribution Date will be the earlier of (i) the Close of Business on the tenth day following a public announcement that an Acquiring Person (as defined below) has become such (or, in the event an exchange is effected in accordance with Section 24 of the Rights Agreement and the board determines that a later date is advisable, then such later date) or (ii) the Close of Business on the tenth Business Day (or such later date as may be determined by action of the board prior to such time as any Person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer, the consummation of which would result in the Beneficial Ownership by a Person or group of 4.9% or more of the then outstanding common stock.

Until the Distribution Date, the Rights will be transferred with and only with the common stock, and (unless the Rights are redeemed or expire) the surrender or transfer of any common stock outstanding on or after the Record Date will constitute the transfer of the Rights associated with such common stock. Upon the Distribution Date, the Rights may be transferred separately from the common stock, and each Right, other than Rights held by an Acquiring Person, will entitle its holder to purchase from the Company one one-thousandth of a Preferred Share in exchange for the Purchase Price.

The Rights will be evidenced, with respect to any of the common stock certificates outstanding as of the Record Date, by such common stock certificate with a copy of the Summary of Rights to Purchase Preferred Shares substantially in the form attached as Exhibit C to the Rights Agreement (unless such Rights are recorded in book entry).

Acquiring Person

An “Acquiring Person” is any Person or group of Affiliated or Associated Persons that has acquired Beneficial Ownership (as defined below) of 4.9% or more of the common stock then outstanding. However, a Person shall not be deemed to be an Acquiring Person if such Person, at the time of the first public announcement of the Rights Agreement, is a Beneficial Owner of 4.9% or more of the common stock then outstanding (a “Grandfathered Stockholder”); provided, however, that if a Grandfathered Stockholder increases its Beneficial Ownership of the common stock of the Company as of any date on or after the date of the public announcement of this Agreement, then such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder unless, upon such acquisition of Beneficial Ownership of additional common stock of the Company, such Person is not then the Beneficial Owner of 4.9% or more of the common stock of the Company then outstanding; provided, further, that upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 4.9% of the common stock of the Company then outstanding, such Grandfathered Stockholder shall no longer be deemed to be a Grandfathered Stockholder and this proviso shall have no further force or effect with respect to such Person.

In general, “Beneficial Ownership” shall include any securities such Person, or any of such Person’s Affiliates or Associates (i) would be deemed to actually or constructively own for purposes of Section 382 of the Code and the regulations promulgated thereunder, (to the extent ownership of such securities would be attributed to such Persons under Section 382 of the Code and the regulations promulgated thereunder), or (ii) which are directly or indirectly beneficially owned by any other Person with whom such Person has any agreement, arrangement or understanding, whether or not in writing, for the purpose of acquiring, holding, voting or disposing of any securities of the Company or cooperating in obtaining, changing or influencing the control of the Company; provided, that the effect of such agreement, arrangement or understanding is to treat such Person as an “entity” under Section 1.382-3(a)(1) of the Department of Treasury regulations.

From and after the time any Person becomes an Acquiring Person, if the Rights evidenced by a Right Certificate are or were acquired or Beneficially Owned by an Acquiring Person, an Associate or Affiliate of an Acquiring Person or any Person with whom such Person is Acting in Concert, such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

Flip-in Event

If any Person becomes an Acquiring Person, proper provision shall be made so that each holder of a Rights, other than Rights Beneficially Owned by an Acquiring Person, an Associate or Affiliate of the Acquiring Person or any Person with whom such Person is Acting in Concert (all of which will thereafter be void), will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock having a market value equal to two times the Purchase Price of the Right. If the board so elects, the Company shall deliver, upon payment of the Purchase Price, an amount of cash or securities equivalent in value to the number of shares of common stock issuable upon exercise of a Right.

Flip-over Event

If, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price.

Exchange

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any Person or group of a majority of the outstanding common stock, the board may exchange the Rights (other than Rights owned by an Acquiring Person, which shall have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment). The exchange of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the board in its sole discretion may establish.

Preferred Shares

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1,000 multiplied by the dividend declared per share of common stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a payment per share equal to 1,000 multiplied by the aggregate payment made per share of common stock. Each Preferred Share will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which common stock is exchanged, each Preferred Share will be entitled to receive 1,000 multiplied by the amount received per share of common stock. Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock.

Purchase Price Adjustments

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on the Preferred Shares payable in Preferred Shares or a subdivision or combination of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

Expiration

The Rights will expire on the earlier of (i) the Close of Business on December 2, 2022, (ii) the close of business on the date that the board determines that (A) the Rights Agreement is no longer necessary or desirable for the preservation of the Tax Benefits or (B) the Tax Benefits have been fully utilized and may no longer be carried forward, (iii) the time at which the Rights are redeemed, (iv) the time at which the Rights are exchanged, and (v) if the Rights Agreement has not been approved by the stockholders prior to the conclusion of the Company’s 2020 annual meeting, the Close of Business on such date.

Redemption

At any time prior to the time any Person becomes an Acquiring Person, the board may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment

The terms of the Rights may be amended by the board without the consent of the holders of the Rights. However, from and after such time as any Person becomes an Acquiring Person, the Rights Agreement shall not be amended or supplemented in any manner which would adversely affect the interests of the holders of Rights (other than Rights owned by an Acquiring Person, which shall have become void).

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Process to Seek Exemption

Any person who desires to effect any acquisition of securities that would, if consummated, result in such person becoming an Acquiring Person may, prior to such time and in accordance with Section 36 of the Rights Agreement, request that the board grant an exemption with respect to such acquisition under the Rights Agreement so that such Person would be deemed to be an “Exempt Person” under the Rights Agreement.